Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton to present at the 2007 CAPP Oil and Gas Investment Symposium

    CALGARY, June 14 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) is pleased to announce that Ernie Sapieha, President & CEO, will present at 8:50 am MT (10:50 am ET) on Monday, June 18, 2007 at the 2007 Canadian
Association of Petroleum Producers Oil and Gas Investment Symposium in
Calgary.
    Links to the webcast and presentation slides will be available at the start of the presentation on Compton's website at www.comptonpetroleum.com.

    Corporate Information

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO, Telephone: (403) 237-9400, Fax (403) 237-9410; Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
    (CMZ CMT.)

CO:  Compton Petroleum Corporation

CNW 12:41e 14-JUN-07